ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Dollars in thousands, except per share amounts)	**2004**	2003 (1)	**2004**	2003 (1)
Revenues:				
Rental	$ **71,918**	$ 62,235	$ **273,878**	$ 243,412
Other property	**2,494**	2,096	**9,605**	8,164
Total property revenues	**74,412**	64,331	**283,483**	251,576
Expenses:				
Property operating	**25,773**	21,493	**96,856**	81,781
Depreciation and amortization	**18,376**	16,415	**72,616**	57,190
Interest	**17,238**	13,340	**63,023**	52,410
Amortization of deferred financing costs	**408**	235	**1,587**	1,197
General and administrative	**4,148**	2,675	**18,341**	9,637
Total expenses	**65,943**	54,158	**252,423**	202,215
Gain on sale of real estate	-	-	**7,909**	-
Interest and other income	**2,109**	1,969	**8,027**	6,715
Equity income in co-investments	**28,567**	752	**59,522**	3,296
Minority interests	**(6,908)**	(6,404)	**(27,542)**	(25,845)
Income from continuing operations	**32,237**	6,490	**78,976**	33,527
Income (loss) from discontinued operations, net of minority interests	**276**	426	**717**	1,563
Net income	**32,513**	6,916	**79,693**	35,090
Write off of Series C preferred unit offering costs	-	(625)	-	(625)
Amortization of discount on Series F preferred stock	-	(336)	-	(336)
Dividends to preferred stockholders - Series F	**(488)**	(195)	**(1,952)**	(195)
Net income available to common stockholders	$ **32,025**	$ 5,760	$ **77,741**	$ 33,934
Net income per share - basic	$ **1.39**	$ 0.25	$ **3.39**	$ 1.58
Net income per share - diluted	$ **1.38**	$ 0.25	$ **3.36**	$ 1.57

(1) The results for the three and twelve months ended December 31, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123. Certain prior period balances have been reclassified to conform to the current year presentation.

E S S E X P R O P E R T Y T R U S T, I N C.

Consolidated Operating Results **Selected Line Item Detail** *(Dollars in thousands)*	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003
Property operating expenses				
Maintenance and repairs	**$ 5,639**	$ 4,918	**$ 21,057**	$ 18,623
Real estate taxes	**6,840**	5,117	**24,920**	19,490
Utilities	**3,289**	3,483	**12,992**	12,664
Administrative	**7,666**	5,853	**28,934**	22,912
Advertising	**919**	1,093	**4,169**	4,174
Insurance	**1,420**	1,029	**4,784**	3,918
Property operating expenses	**$ 25,773**	$ 21,493	**$ 96,856**	$ 81,781
General and administrative				
Total general and administrative	**$ 5,243**	$ 3,879	**$ 19,480**	$ 14,130
Incentive compensation attributable to Fund I sale	-	-	**4,000**	-
Employee-related litigation costs	**500**	-	**500**	-
Allocated to property operating expenses - administrative	**(1,189)**	(994)	**(4,508)**	(3,833)
Capitalized and incremental to real estate under development	**(406)**	(210)	**(1,131)**	(660)
Net general and administrative	**$ 4,148**	$ 2,675	**$ 18,341**	$ 9,637
Interest and other				
Interest income	**$ 357**	$ 137	**$ 951**	$ 564
Lease income	**416**	197	**1,665**	-
Fee income	**1,031**	1,323	**4,854**	5,366
Miscellaneous - non-recurring	**305**	312	**557**	785
Interest and other	**$ 2,109**	$ 1,969	**$ 8,027**	$ 6,715
Equity income in co-investments				
Equity income (loss) in co-investments	**$ (68)**	$ 752	**$ 2,493**	$ 3,296
Gain on sale of co-investment activities, net	**25,173**	-	**39,242**	-
Promote distribution from Fund I - non-recurring	**3,797**	-	**18,292**	-
Early extinguishment of debt - non-recurring	**(335)**	-	**(505)**	-
Equity income in co-investments	**$ 28,567**	$ 752	**$ 59,522**	$ 3,296
Minority interests				
Limited partners of Essex Portfolio, L.P.	**$ 3,300**	$ 568	**$ 8,011**	$ 3,541
Perpetual preferred distributions	**2,559**	4,257	**14,174**	17,997
Series Z and Z-1 incentive units	**75**	43	**281**	174
Third party ownership interests	**(90)**	290	**(944)**	(440)
Down REIT limited partners' distributions	**1,064**	1,246	**4,445**	4,573
Write off of Series E preferred unit offering costs	-	-	**1,575**	-
Minority interests	**$ 6,908**	$ 6,404	**$ 27,542**	$ 25,845

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Consolidated Funds From Operations	Three Months Ended		Twelve Months Ended	
(Dollars in thousands, except share and per share amounts)	December 31,		December 31,	
	2004	2003 (1)	**2004**	2003 (1)
Funds from operations				
Net income	$ **32,513**	$ 6,916	$ **79,693**	$ 35,090
Adjustments:				
Depreciation and amortization	**18,376**	16,415	**72,616**	57,190
Depr. and amort. - unconsolidated co-investments	**685**	705	**2,501**	2,469
Gain on sale of real estate	**-**	-	**(7,909)**	-
Gain on sale of co-investment activities, net	**(25,173)**	-	**(39,242)**	-
Minority interests	**3,404**	657	**8,365**	3,880
Depreciation - discontinued operations	**63**	72	**308**	397
Write off of Series C preferred unit offering costs	**-**	(625)	**-**	(625)
Amortization of discount on Series F preferred stock	**-**	(336)	**-**	(336)
Dividends to preferred stockholders - Series F	**(488)**	(195)	**(1,952)**	(195)
Funds from operations	$ **29,380**	$ 23,609	$ **114,380**	$ 97,870
Components of the change in FFO				
Same property NOI	$ **579**		$ **690**	
Non-same property NOI	**5,222**		**16,142**	
Other - corporate and unconsolidated co-investments	**(1,035)**		**36**	
Promote distribution from Fund I - non-recurring	**3,797**		**18,292**	
Interest expense and amortization of deferred financing costs	**(4,071)**		**(11,003)**	
General and administrative	**(1,473)**		**(8,704)**	
Minority interests	**2,260**		**2,880**	
Income from discontinued operations	**(167)**		**(938)**	
Depreciation - discontinued operations	**(9)**		**(89)**	
Write off of Series C preferred unit offering costs	**625**		**625**	
Amortization of discount on Series F preferred stock	**336**		**336**	
Dividends to preferred stockholders - Series F	**(293)**		**(1,757)**	
Changes in Funds from operations	$ **5,771**		$ **16,510**	
Funds from operations per share - diluted	$ **1.14**	$ 0.94	$ **4.49**	$ 4.09
Percentage increase	**21.3%**		**9.8%**	
Weighted average number of shares outstanding diluted (2)	**25,665,019**	25,211,207	**25,490,265**	23,947,931

(1) The results for the three and twelve months ended December 31, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123.
(2) Assumes conversion of the weighted average operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	December 31, 2004		December 31, 2003 (1)
Real Estate:			
Land and land improvements	$ 536,600	$	469,347
Buildings and improvements	1,834,594		1,514,775
	2,371,194		1,984,122
Less: accumulated depreciation	(335,242)		(265,763)
	2,035,952		1,718,359
Real estate investment held for sale, net of accumulated depreciation of			
$496 as of December 31, 2004	14,445		-
Investments	49,712		79,567
Real estate under development	38,320		55,183
	2,138,429		1,853,109
Cash and cash equivalents	31,899		25,943
Other assets	36,151		29,185
Deferred charges, net	10,738		8,574
Total assets	$ 2,217,217	$	1,916,811
Mortgage notes payable	$ 1,067,449	$	891,798
Lines of credit	249,535		93,100
Other liabilities	63,826		57,371
Deferred gain	5,000		-
Total liabilities	1,385,810		1,042,269
Minority interests	240,130		293,143
Stockholders' Equity:			
Common stock	2		2
Series F cumulative redeemable preferred stock, liquidation value	25,000		25,000
Additional paid-in-capital	646,744		642,643
Distributions in excess of accumulated earnings	(80,469)		(86,246)
Total liabilities and stockholders' equity	$ 2,217,217	$	1,916,811

(1) The December 31, 2003 consolidated balance sheet has been restated for the retroactive adoption of the provisions of FIN 46 Revised and SFAS 123.

ESSEX PROPERTY TRUST, INC.

Debt Summary - December 31, 2004
(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	67%	$	878,617	6.7%	5.8
Tax exempt variable (2)	14%		188,832	2.7%	25.0
Total mortgage notes payable	81%		**1,067,449**	5.9%	9.1
Line of credit - secured (3)	7%		93,735	1.7%	
Line of credit - unsecured (4)	12%		155,800	2.4%	
	19%		**249,535**	2.1%	
Total debt	100%	$	**1,316,984**	**5.2%**	

Scheduled principal payments (excludes lines of credit)

2005	$	18,721
2006		24,683
2007		124,846
2008		154,452
2009		46,209
Thereafter		698,538
Total	$	1,067,449

Capitalized interest for the quarter ended December 31, 2004 was $73.

(1) Weighted average interest rate for variable rate debt are approximate current values.
(2) Subject to interest rate protection agreements.
(3) Secured line of credit commitment is $100 million and matures in January 2009.
   This line is secured by five of Essex's multifamily communities. The underlying interest rate is currently the Freddie Mac Reference Rate plus .55% to .60%.
(4) Unsecured line of credit commitment is $185 million and matures in May 2007.
   The underlying interest rate on this line is based on a tiered rate structure tied to the Company's corporate ratings and is currently at LIBOR plus 1.00%.

ESSEX PROPERTY TRUST, INC.

Capitalization - December 31, 2004

(Dollars and shares in thousands, except per share amounts)

Total debt	$	1,316,984
Common stock and potentially dilutive securities		
Common stock outstanding		23,034
Limited partnership units (1)		2,477
Options-treasury method		154
Total common stock and potentially dilutive securities		25,665 shares
Common stock price per share as of December 31, 2004	$	83.800
Market value of common stock and potentially dilutive securities	$	2,150,727
Perpetual preferred units/stock	$	155,000 7.865% weighted average pay rate
Total equity capitalization	$	2,305,727
Total market capitalization	$	3,622,711
Ratio of debt to total market capitalization		36.4%

(1) Assumes conversion of all outstanding operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended December 31, 2004 and 2003
(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2004	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change
Revenues:															
Same property revenues	**$ 22,798**	$ 22,144	3.0%	**$ 12,389**	$ 12,677	-2.3%	**$ 9,863**	$ 9,743	1.2%	**$ -**	$ -	n/a	**$ 45,050**	$ 44,564	1.1%
Non same property revenues(2)	**21,060**	12,799		**3,483**	3,156		**3,404**	2,180		**1,415**	1,632		**29,362**	19,767	
Total Revenues	**$ 43,858**	$ 34,943		**$ 15,872**	$ 15,833		**$ 13,267**	$ 11,923		**$ 1,415**	$ 1,632		**$ 74,412**	$ 64,331	
Property operating expenses:															
Same property operating expenses	**$ 6,704**	$ 6,959	-3.7%	**$ 4,289**	$ 4,246	1.0%	**$ 3,704**	$ 3,585	3.3%	**$ -**	$ -	n/a	**$ 14,697**	$ 14,790	-0.6%
Non same property operating expenses(2)	**7,334**	3,757		**1,414**	1,236		**1,479**	731		**849**	979		**11,076**	6,703	
Total property operating expenses	**$ 14,038**	$ 10,716		**$ 5,703**	$ 5,482		**$ 5,183**	$ 4,316		**$ 849**	$ 979		**$ 25,773**	$ 21,493	
Net operating income:															
Same property net operating income	**$ 16,094**	$ 15,185	6.0%	**$ 8,100**	$ 8,431	-3.9%	**$ 6,159**	$ 6,158	0.0%	**$ -**	$ -	n/a	**$ 30,353**	$ 29,774	1.9%
Non same property operating income(2)	**13,726**	9,042		**2,069**	1,920		**1,925**	1,449		**566**	653		**18,286**	13,064	
Total net operating income	**$ 29,820**	$ 24,227		**$ 10,169**	$ 10,351		**$ 8,084**	$ 7,607		**$ 566**	$ 653		**$ 48,639**	$ 42,838	
Same property operating margin	**71%**	69%		**65%**	67%		**62%**	63%		**n/a**	n/a		**67%**	67%	
Same property turnover percentage	**50%**	51%		**48%**	46%		**45%**	47%		**n/a**	n/a		**48%**	49%	
Same property concessions	**$ 109**	$ 120		**$ 169**	$ 347		**$ 103**	$ 315		**$ -**	$ -		**$ 381**	$ 782	
Average same property concessions per turn *(In dollars)*	**$ 133**	$ 143		**$ 376**	$ 808		**$ 218**	$ 638		**$ -**	$ -		**$ 219**	$ 445	
Net operating income percentage of total	**61%**	56%		**21%**	24%		**17%**	18%		**1%**	2%		**100%**	100%	
Loss to lease(3)	**$ 6,916**			**$ 214**			**$ 419**			**$ n/a**			**$ 7,549**		
Loss to lease as a percentage of rental income	**4.1%**			**0.3%**			**0.8%**			**n/a**			**2.5%**		
Reconciliation of apartment units at end of period															
Same property consolidated apartment units	**6,538**	6,538		**3,737**	3,737		**4,210**	4,210		**-**	-		**14,485**	14,485	
Consolidated Apartment Units	**12,166**	9,666		**4,689**	4,489		**5,651**	5,145		**578**	578		**23,084**	19,878	
Joint Venture	**1,313**	5,277		**595**	116		**-**	741		**-**	-		**1,908**	6,134	
Under Development	**407**	686		**370**	370		**-**	-		**-**	-		**777**	1,056	
Total apartment units at end of period	**13,886**	15,629		**5,654**	4,975		**5,651**	5,886		**578**	578		**25,769**	27,068	
Percentage of total	**54%**	58%		**22%**	18%		**22%**	22%		**2%**	2%		**100%**	100%	
Average same property financial occupancy	**96.5%**	97.0%		**95.2%**	96.4%		**95.4%**	95.9%		**n/a**	n/a		**95.9%**	96.6%	

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.

(2) Includes properties which subsequent to September 30, 2003 were consolidated pursuant to FIN 46(R), or either acquired or in a stage of development or redevelopment without stabilized operations.

(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

E S S E X P R O P E R T Y T R U S T, I N C.

Same Property Revenue by County - Quarters ended December 31, 2004, December 31, 2003 and September 30, 2004
(Dollars in thousands)

	Units	December 31, 2004	December 31, 2003	% Change	September 30, 2004	% Change
Southern California						
Ventura County	1,229	$ 4,241	$ 4,291	-1.2%	$ 4,217	0.6%
Los Angeles County	1,825	7,405	7,032	5.3%	7,373	0.4%
Orange County	932	4,087	3,924	4.2%	4,082	0.1%
San Diego County	2,552	7,065	6,897	2.4%	6,964	1.5%
Total Southern California	6,538	$ 22,798	$ 22,144	3.0%	$ 22,636	0.7%
Northern California						
San Francisco County	99	$ 349	$ 332	5.1%	$ 342	2.0%
Santa Clara County	1,696	5,836	6,009	-2.9%	5,921	-1.4%
Alameda County	1,116	3,261	3,384	-3.6%	3,405	-4.2%
Contra Costa County	826	2,943	2,952	-0.3%	3,035	-3.0%
Total Northern California	3,737	$ 12,389	$ 12,677	-2.3%	$ 12,703	-2.5%
Pacific Northwest						
Seattle	3,335	$ 8,028	$ 8,035	-0.1%	$ 8,132	-1.3%
Portland	875	1,835	1,708	7.4%	1,828	0.4%
Total Pacific Northwest	4,210	$ 9,863	$ 9,743	1.2%	$ 9,960	-1.0%
Total same property revenues	14,485	$ 45,050	$ 44,564	1.1%	$ 45,299	-0.5%

E S S E X P R O P E R T Y T R U S T, I N C.

Development Communities - December 31, 2004

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
The San Marcos Phase II	Richmond, CA	120	23.9	21.9	2.0	Sep-04	Jan-05	31%	22%
Northwest Gateway(1)	Los Angeles, CA	275	62.6	13.3	49.3	Jul-07	Jan-08	n/a	n/a
Pre-development costs			3.1	3.1	-	-	-	n/a	n/a
Subtotal - direct development		395	89.6	38.3	51.3				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	57.9	54.3	3.6	Sep-04	Jun-05	68%	55%
Kelvin Avenue	Irvine, CA	132	6.2	6.2	-	-	-	n/a	n/a
Total - development		777	$ 153.7	$ 98.8	$ 54.9				
Stabilized Communities - Fourth Quarter 2004									
Hidden Valley-Parker Ranch(3)	Simi Valley, CA	324	$ 48.3	$ 48.0	$ 0.3	Dec-03	Dec-04	95%	91%

(1) The Company will receive 75% of the cash flow up to a 22.67% priority return, and 50% of cash flow thereafter.

(2) The Company has a 21.4% interest in development projects owned by Fund I.

(3) The Company has a 75% interest in this development project.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Redevelopment Communities - December 31, 2004

(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start
Hillcrest Park - Phase II	608	$ 3,626	$ 2,891	$ 735	Apr-03
Kings Road	196	6,044	2,174	3,870	Jan-04
Coronado at Newport - South (1)	715	13,257	4,378	8,879	Jan-04
Mira Woods	355	4,870	75	4,795	Sep-04
Palisades	192	1,637	264	1,373	Sep-04
Avondale	446	5,524	285	5,239	Oct-04
Total	2,512	$ 34,958	$ 10,067	$ 24,891	

Re-stabilized Communities - Fourth Quarter 2004

None

Restabilized operations is defined as the month that the property reaches at least 95% occupancy after completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors. These will be completed in the normal course of unit turnover.

(1)   The Company has an approximate 49.9% direct ownership interest in this asset. The Fund has an approximate 49.9% direct ownership interest in this asset, of which the Company owns 21.4%. This asset is part of the announced UDR transaction anticipated to be sold in 2005.

ESSEX PROPERTY TRUST, INC.

Investments - December 31, 2004 *(Dollars in thousands)*	Book Value	Estimated Value(1)	Debt				Value of Equity	Company Ownership	Essex Equity Value(2)
			Amount	Type	Interest Rate	Maturity Date			
Joint Ventures									
Essex Apartment Value Fund, L.P. (Fund I)									
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			-						
Kelvin Avenue, Irvine, CA (development)			-						
Rivermark, Santa Clara, CA (development)			26,578	Var.	LIBOR+ 2%	Jan-07			
	$ 14,140	$ 84,394	26,578				$ 57,816	21.4%	$ 12,373
Essex Apartment Value Fund II, L.P. (Fund II)									
Harbor Cove, Foster City, CA			36,473	Fixed	4.89%	Dec-13			
Carlmont Woods, Belmont, CA			13,526	Fixed	4.89%	Dec-13			
Parcwood, Corona, CA			26,556	Fixed	4.89%	Dec-13			
	17,242	130,000	76,555				53,445	28.2%	15,071
Lend Lease									
Coronado at Newport - South, Newport Beach, CA			48,697	Fixed	5.30%	Dec-12			
	11,524	95,404	48,697				46,707	49.9%	23,307
Other	6,806								6,806
	$ 49,712								$ 57,557

(1) Estimated value for properties in contract to sell are based on the anticipated sales price less the anticipated cost of sales.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at December 31, 2004.

(3) The Fund accounts for its investment in this property under the equity method of accounting.

ESSEX PROPERTY TRUST, INC.
REAL ESTATE INFORMATION
31-Dec-04

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,200	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,200	2000	2000	
1	Esplanade	350 East Taylor St.	San Jose	CA	278	279,000	2004	2002	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,600	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,200	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,200	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,800			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,600	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,900	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,100	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,500	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,800	1989	1989	
				9%	2,260	1,923,300			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,200	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,200	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,000	1987	1987	
				4%	1,116	878,800			
	Contra Costa County								
1	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,700	2003	2003	
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,900			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,000	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,100	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				5%	1,138	1,064,600			
	San Mateo County								
1	Carlmont Woods	2515 Carlmont Drive	Belmont	CA	195	107,200	2004	1971	
1	Harbor Cove	900 E. Hillsdale Blvd.	Foster City	CA	400	306,600	2004	1971	
				2%	595	413,800			
	San Francisco and Marin County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco	CA	99	64,000	1999	1973	
1	Vista Belvedere	15 Red Hill Circle	Tiburon	CA	76	78,300	2004	1963	
				1%	175	142,300			
24	**Total San Francisco Bay Area**			21%	**5,284**	**4,422,800**			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,500	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,500	1999	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,800	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,700	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,600	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,100	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,400	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,100	1997	1979	
	Northwest Gateway	1302 West 2nd St.	Los Angeles	CA	275	225,000			
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Marina City Club	4333 Admiralty Way	Marina Del Rey	CA	101	127,200	2004	1971	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,800	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,900	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,400	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,100	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,200	1999	1972	
1	Fountain Park	13141 Fountain Park Drive	Playa Vista	CA	705	608,900	2004	2002	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,200	1997	1972	
1	Walnut Heights	20700 San Jose Hills Road	Walnut	CA	163	146,700	2003	1964	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,000	1999	1970	
				20%	4,986	4,001,700			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,000	1996	1985	
1	Mountain View	649 E. Las Posas Road	Camarillo	CA	106	83,900	2004	1980	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,200	2000	1987	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,100	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,100	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,500	1996	1986	
1	Hidden Valley (Parker Ranch)	5065 Hidden Park Court	Simi Valley	CA	324	310,900	2004	2004	
1	Lofts at Pinehurst,The (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,100	1997	1971	
1	Pinehurst	3980 Telegraph Road	Ventura	CA	28	21,200	2004	1973	
1	Woodside Village	675 Providence Ave.	Ventura	CA	145	136,500	2004	1987	
				9%	2,236	1,933,500			

	Orange County							
1	Barkley Apartments	2400 E. Lincoln Ave.	Anaheim	CA	161	139,800	2000	1984
1	Vista Pointe	175-225 S. Rio Vista	Anaheim	CA	286	242,400	1985	1968
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,700	2001	1969
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,000 (1)	1997	1992
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,200	2001	1974
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,700	1997	1984
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,400		
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,500	1999	1999
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,000	1997	1985
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,700	1999	1969
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,100	1999	1972
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,800	2001	1970
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,700	2001	1970
				12%	3,038	2,613,300		
	San Diego County							
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,400	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,800	2002	1983
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,100	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,500	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,600	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,700	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,400	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,600	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,700	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,700	1997	1974
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,800	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,800	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,400	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,200	2002	1983
				12%	2,907	2,177,000		
	Riverside County							
1	Parcwood	1700 Via Pacifica	Corona	CA	312	270,000	2004	1989
1	Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,200	2002	1988
				2%	588	477,200		
65	**Total Southern California**			55%	**13,755**	**11,202,700**		
		SEATTLE METROPOLITAN AREA						
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,000	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,300	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,700	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,500	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,300	1990	1978
1	Canyon Pointe	1630 228th St. SE	Bothell	WA	250	210,400	2003	1990
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,600	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,100	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,800	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,700	1999	1999
1	Peregrine Point	21209 SE 42nd Street	Issaquah	WA	67	85,900	2003	2003
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,300	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,400	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,300	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,300	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,900	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,900	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Fairwood Pond	14700 SE Petrovitsky Rd.	Renton	WA	194	189,200	2004	1997
1	Forest View	650 Duvall Ave. NE	Renton	WA	192	182,500	2003	1998
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,000	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,200	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,500	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,300	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,200 (2)	1994	1990
25	**Total Seattle Metropolitan Area**			19%	**4,776**	**4,064,600**		
		PORTLAND METROPOLITAN AREA						
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,800	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,900	1996	1990
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,300	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,100	1997	1989
4	**Total Portland Metropolitan Area**			4%	**875**	**857,100**		
		OTHER AREAS						
1	St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,800	2002	1968
1				1%	**302**	**306,800**		
	119	**Multifamily Properties**			**24,992**	**20,854,000**	**1999**	**1982**
	4	**Multifamily Properties Under Construction**			**777**	**686,100**		

Essex Markets Forecast 2005: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*					Job Forecast**			Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock		Est.New Jobs Dec-Dec	% Growth		Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	1,600	0.4%	9,600	1.5%		27,000	2.0%		2.5% to 3.5%	94.75%
Portland	2,600	1.1%	10,000	1.8%		19,000	2.0%		Flat	93.75%
San Francisco	1,800	0.5%	1,100	0.3%		14,500	1.5%		3.0% to 4.0%	95.00%
Oakland	2,100	0.8%	6,500	1.0%		18,500	1.8%		2.0% to 3.0%	95.00%
San Jose	1,200	0.6%	2,200	0.6%		10,000	1.2%		2.5% to 3.5%	95.00%
Ventura	500	1.0%	2,500	1.3%		5,000	1.7%		2.0%	95.00%
Los Angeles	9,000	0.6%	8,500	0.5%		50,000	1.2%		3.0% to 4.0%	96.00%
Orange	3,000	0.8%	6,000	1.0%		32,000	2.3%		3.5% to 4.5%	96.00%
San Diego	4,300	1.1%	9,300	1.4%		35,000	2.8%		2.5% to 3.5%	95.5%
So. Cal.	**16,800**	**0.8%**	**26,300**	**0.8%**		**122,000**	**1.7%**		**2.75% to 3.75%**	**95.75%**

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2005 over the comparable actual figures for December 2004. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2004 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2005. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2005 vs.December 2004 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2005.

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: Trailing 12 Months December 2004

Market	Single Family Data					Multi-Family Data			All Residential Data	
	Median SF Price (2004**)	2003 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
Nassau-Suffolk	$414,800	88%	740,000	3,628	0.5%	240,000	668	0.3%	4,296	0.4%
New York PMSA	$390,400	57%	760,000	2,459	0.3%	2,920,000	15,377	0.5%	17,836	0.5%
Boston	$398,900	72%	1,530,000	7,994	0.5%	670,800	5,410	0.8%	13,404	0.6%
Baltimore	$250,500	109%	797,000	7,446	0.9%	268,000	2,672	1.0%	10,118	1.0%
Philadelphia	$198,100	138%	1,532,000	15,364	1.0%	515,100	5,143	1.0%	20,507	1.0%
Chicago	$270,400	100%	1,700,000	35,904	2.1%	1,404,900	8,758	0.6%	44,662	1.4%
Wash. D.C. PMSA	$362,400	85%	1,299,000	26,894	2.1%	644,300	9,785	1.5%	36,679	1.9%
Denver	$241,800	109%	582,000	16,380	2.8%	274,900	4,199	1.5%	20,579	2.4%
Minneapolis	$219,800	129%	818,000	20,091	2.5%	351,800	6,284	1.8%	26,375	2.3%
Dallas-Ft. Worth	$137,000	179%	1,381,000	44,707	3.2%	650,000	7,686	1.2%	52,393	2.6%
Miami/Ft. Lauderdale	$292,000	73%	717,000	24,494	3.4%	876,000	20,011	2.3%	44,505	2.8%
Houston	$137,500	171%	1,027,000	42,471	4.1%	547,700	10,427	1.9%	52,898	3.4%
Austin	$158,700	157%	326,000	13,800	4.2%	169,900	3,098	1.8%	16,898	3.4%
Atlanta	$159,700	171%	1,122,000	57,727	5.1%	467,800	16,179	3.5%	73,906	4.6%
Phoenix	$172,700	136%	970,000	56,896	5.9%	360,500	5,831	1.6%	62,727	4.7%
Orlando	$180,500	121%	482,000	27,485	5.7%	201,500	6,210	3.1%	33,695	4.9%
Las Vegas	$283,200	78%	440,000	31,741	7.2%	215,700	2,969	1.4%	34,710	5.3%
Totals	$253,831	118%	16,223,000	435,481	2.7%	10,778,900	130,707	1.2%	566,188	2.1%
Seattle	$303,900	93%	656,000	11,795	1.8%	354,487	5,141	1.5%	16,936	1.7%
Portland	$215,100	112%	561,000	11,300	2.0%	225,335	3,979	1.8%	15,279	1.9%
San Francisco	$633,300	53%	368,000	1,330	0.4%	344,000	2,831	0.8%	4,161	0.6%
Oakland	$454,000	79%	625,000	6,795	1.1%	270,000	3,958	1.5%	10,753	1.2%
San Jose	$524,000	63%	388,000	2,786	0.7%	192,000	2,497	1.3%	5,283	0.9%
Los Angeles	$399,000	80%	1,877,000	11,933	0.6%	1,392,963	14,182	1.0%	26,115	0.8%
Ventura	$480,000	54%	199,000	1,742	0.9%	53,295	898	1.7%	2,640	1.0%
Orange	$536,000	62%	628,000	4,914	0.8%	340,800	3,695	1.1%	8,609	0.9%
San Diego	$578,300	49%	664,000	9,008	1.4%	375,664	5,335	1.4%	14,343	1.4%
PNW	$262,966	102%	1,217,000	23,095	1.9%	579,822	9,120	1.6%	32,215	1.8%
No Cal	$521,446	68%	1,381,000	10,911	0.8%	806,000	9,286	1.2%	20,197	0.9%
So Cal	$464,680	69%	3,368,000	27,597	0.8%	2,162,722	24,110	1.1%	51,707	0.9%
ESSEX	$436,672	75%	5,966,000	61,603	1.0%	3,548,543	42,516	1.2%	104,119	1.1%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census, Axiometrics

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

Single Family Affordability - Equals the ratio of the **actual Median Household Income to the Income **required** to purchase the Median Priced Home.*

*The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate (5.75%).*

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

**2004 Median Home Prices - Estimated from 3rd Quarter 2004 data